UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

Thomas D. Wright.	Bryan D. Rosenberger, Esq.
381 Mansfield Avenue	Eckert Seamans Cherin & Mellott, LLC
Suite 500	44th Floor, 600 Grant Street
Pittsburgh, PA 15220	Pittsburgh, PA 15219
(412) 928-8800	(412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 019924 10 9

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):

Thomas D. Wright
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds:

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

1,474,828 (1)
8. Shared Voting Power:

-0-
9. Sole Dispositive Power:

1,474,828 (1)
10. Shared Dispositive Power:

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,474,828 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11):

17.7% (1)
14.	Type of Reporting Person:

IN

(1)	See response to Item 5.

This statement amends Items 3, 4 and 5 of the Schedule 13D of Thomas D. Wright (the “Reporting Person”) dated November 6, 1996, as amended by Amendment No. 1 thereto dated January 2, 1998, Amendment No. 2 thereto dated December 31, 1998, Amendment No. 3 thereto dated December 29, 2000, Amendment No. 4 thereto dated February 2, 2001, Amendment No. 5 thereto dated April 15, 2002, Amendment No. 6 thereto dated May 10, 2005 and Amendment No. 7 thereto dated July 26, 2005 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since July 26, 2005, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

(1) A warrant to purchase 57,143 shares of Common Stock acquired by the Reporting Person in 2000 expired by its own terms on December 29, 2005.

(2) On June 2, 2006, the Reporting Person purchased with $108,000 of his own funds 200,000 shares of Common Stock.

(3) On June 6, 2006, the Reporting Person purchased with $1,275 of his own funds 2,500 shares of Common Stock.

(4) On June 7, 2006, the Reporting Person purchased with $10,314 of his own funds 19,100 shares of Common Stock.

Current information as to the beneficial ownership of equity security of the Company by the Reporting Person is set forth in Item 5.

Item 3. Source and Amount of Funds or Other Consideration.

On the dates set forth below, the Reporting Person purchased shares of Common Stock with funds held in his personal retirement account in the amounts set forth below:

Date	Amount of Personal Funds	Number of Shares
June 2, 2006	$108,000	200,000
June 6, 2006	$1,275	2,500
June 7, 2006	$10,314	19,100

Item 4. Purpose of Transaction.

The Reporting Person has no present plans or proposals to change the Company’s business, corporate structure, capitalization, management or dividend policy.

The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series G Preferred Stock he holds into shares of Common Stock. The Reporting Person also has the right to cause Rosetta Capital Partners to exercise the Series H Warrant to purchase 600,000 shares of Common

Stock. The Reporting Person is the majority owner and manager of Rosetta Capital, LLC, a Pennsylvania limited liability company and the general partner of Rosetta Capital Partners. See Item 5.

Item 5. Interest in Securities of Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 7,467,339 shares of Common Stock outstanding on May 1, 2006, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

The ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 285,714 shares of Common Stock. There is no fixed expiration date for the conversion feature of the Series G Preferred Stock. However, the Company may redeem the Series G Preferred Stock at any time after December 29, 2005. The Series H Warrant held by Rosetta Capital Partners is exercisable for 600,000 shares of Common Stock, subject to adjustment from time to time, before July 26, 2020.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 589,114 shares of Common Stock (including 53,333 shares of Common Stock held by Rosetta Capital Partners), representing approximately 7.9% of the shares of Common Stock outstanding. The holders of Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 589,114 shares of outstanding Common Stock and the ten shares of outstanding Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 7.8% of the combined voting power of the Company’s outstanding voting capital stock.

The Reporting Person may also be deemed to beneficially own the 285,714 shares of Common Stock into which the ten shares of Series G Preferred Stock held by the Reporting Person may be converted and the 600,000 shares of Common stock for which the Series H Warrant held by Rosetta Capital Partners may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 1,474,828 shares of Common Stock representing approximately 17.7% of the shares of Common Stock outstanding, assuming that the 285,714 shares of Common Stock issuable upon conversion of the Series G Preferred Stock and the 600,000 shares of Common Stock issuable upon exercise of the Series H Warrant were currently issued and outstanding.

The shares being reported as beneficially owned by the Reporting Person do not include 5,000 shares of Common Stock owned by the Reporting Person’s spouse and 169,000 shares of Common Stock held by trusts of which such spouse is a trustee.

The Reporting Person also beneficially owns 1,764.7059 shares of the Company’s Series C Preferred Stock, 200 shares of the Company’s Series D Preferred Stock, and, indirectly through Rosetta Capital Partners, 250 shares of the Company’s Series F Preferred Stock and 60 shares of the Company’s Series H Preferred Stock, none of which is convertible into shares of Common Stock.

On June 2, June 6 and June 7, 2006, the Reporting Person made the following cash purchases shares of Common Stock with funds held in his personal retirement account, which purchases were effected on the open market:

Date	Number of Shares	Price Per Share	Aggregate Price
June 2, 2006	200,000	$0.54	$108,000
June 6, 2006	2,500	$0.51	$1,275
June 7, 2006	19,100	$0.54	$10,314

Except as set forth in the table above, the Reporting Person effected no other transactions in Common Stock or other equity securities of the Company during the past 60 days.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2006	By:	/s/ Thomas D. Wright
Date		Thomas D. Wright